

<u>Mail Stop 3010</u>

May 14, 2010

Andrew Chien
SEC Filing Agency
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re: USChina Taiwan Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2010**
> **File No. 333-165526**

Dear Mr. Chien:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Rule 472 requires amendments to registration statements to be marked to indicate, clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment. Your marked Amendment No.1 to the Form S-1 does not appear to be marked to clearly and precisely indicate the changes made to the registration statement. Please advise.

2.   We note your response to our prior comment #3 and reissue that comment. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."   In discussing the definition of a blank check company in the adopting release, the Commission stated

that it would "scrutinize offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a new company with no operating history, have no regularly paid employees and have not begun to earn revenues. Your disclosure also indicates that your potential customers are interested in reverse mergers with USA or Canada shell companies. In view of the foregoing, your business appears to be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please provide us with a detailed analysis describing why you believe that you are not a blank check company.

3.   We note your response to our prior comment #4 and reissue that comment. Your comparison to USChina Channel in your response does not explain why you are conducting this resale offering. In light of the fact that you have limited assets and are conducting an offering which will not raise any capital for you, please advise us as to the reasons that you are conducting this offering of selling shareholders' interests in you.

4.   We note your response to our prior comment #5 and reissue that comment in part. Your response should address all the factors considered in our C&DI, Securities Act Rules 612.09 available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm., including the impact of how long the selling shareholders have held the shares and the participation of Mr. Chien as a related party. Please provide us a complete analysis.

5.   We note your response to our prior comment 9 and reissue that comment. Please provide us your analysis as to how the 122,500 shares of common stock being offered by this registration statement were issued in valid private placements under Section 4(2) of the Securities Act of 1933, as amended, including the facts that support your view that the issuance of the shares were pursuant to valid private placements. Your current response does not provide us with the facts that support your view.

6.   We also refer to your statement that, "We will not receive any proceeds from the sale of the shares by the selling shareholders except the proceeds paid by USChina Channel to us on the par value of these shares." Please quantify how much this payment is, when the payment was made or is anticipated to be made and whether the payment relates to the issuance of the shares held by the selling stockholders.

7.   We note your response to our prior comment 10 and your revised disclosure that the "spin-off will close until the effective of this registration statement." Please tell us if the issuance of the spin-off shares is conditioned upon effectiveness of this registration statement. Please also provide us analysis of the spin-off considering the criteria set forth in our Staff Legal Bulletin No. 4, available on our website at http://www.sec.gov/interps/legal/slbcf4.txt.

8. Throughout the prospectus numerous statements in your disclosure are unclear because they are not in plain English or the concept is not fully described. For example only, see the following:

- His service for USChina Taiwan Inc is paid on time rate with total budget . . . .

- Taipei has focused much of its economic recovery effort on improving cross-strait economic integration.

- The success of our business depends on . . . customers that are willing to pay cash of the front costs of financing.

Please review your entire prospectus to ensure that your disclosure throughout is written in plain English and the concepts that you describe are fully explained. See Rule 421(b) of Regulation C.

9. Throughout the registration statement you make various definitive statements about future events that "will" occur. For example only, see the following:

- USChina Taiwan will engage the consultant work of oversea expansion, big asset sale, and private financing.

- Our company's success of becoming a public entity will have immediately effectiveness for us to bring our customers in.

- We will allocate several accredited investors for every project or help them to apply bank loans.

- Mr. Hong will be individually analyzed, billed and serviced every project.

- The manager's experiences and the well-organized small operation scale will assure us to give investors accurate financial information and proper disclosure.

Statements such as these regarding your expectations of market acceptance and future success are premature because of the early stage of development of the company and because you have no operating history. You should consider deleting all such statements. Please review your entire prospectus and revise accordingly.

Prospectus Summary, page 5

10. We note your response to our prior comment #16 and revised disclosure. Please move the summary risk factors in the prospectus summary section to immediately follow "The Company" section on page 6. Please also briefly highlight the most important risks facing you.

Risk Factors, page 7

11. We note your response to our prior comment # 17 and revised disclosure. Please also update Risk Factors 3,7, 9, 11, 12, 15 and 16 so that each one conveys the specific risk to you. Currently, these subheadings merely state a general risk or a fact about your business. Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

12. We note your response to our prior comment 20 and reissue that comment in part. Please revise your risk factor "Investors in this offering may suffer substantial dilution . . . ." to highlight the fact that your management may issue additional stock without further stockholder approval. Please also clarify that you have 60,000,000 shares of authorized common stock and only 1,225,000 shares are currently issued and outstanding. You current disclosure refers to 60,000,000 million shares authorized.

We have no operating history and our operating results are unpredictable …, page 7

13. Please clarify what you mean by "emerging market" and provide some examples of the uncertainties caused by the emerging market.

5. Our only Officer, Mr. Hong, has limited financial capability …, page 8

14. We note your response to our prior comment #21 and reissue our prior comment. Please describe Mr. Hong's "limited financial capability" and why this is a risk to you. Please also disclose the amount of time that Mr. Hong intends to spend running USChina Taiwan Inc. For example, do you expect Mr. Hong to continue to work 30 hours a week for you after the business has been organized?

8. Andrew Chien, Chairman of USChina Channel INC, is a related party …, page 9

15. We note your response to our prior comments #22 and 23 and reissue those prior comments. Please describe in detail the potential conflicts of interest that exist between you and Mr. Andrew Chien. In addition, please explain what you mean by the statement that he is "paid on time rate with total budget, including other professional service fees and miscellaneously expenses, no more than $30,000 before S-1 effective commenced by SEC." Please also explain why you "may face stock value depreciation caused by Andrew Chine's selling."

9. We are planning to serve small companies . . . ., page 10

16.   Please revise this risk factor to remove mitigating disclosure about the size of the market in Taiwan and to provide a more robust discussion of the risks you may face because you plan to serve small companies.

20. There is no trading market . . . , page 13

17.   We note your response to our prior comment #25 but are reissuing it in part. Please note that you as the issuer may not apply for quotation on the OTCBB. Market makers may make applications for quotation of your stock once your registration statement becomes effective. Please revise your disclosure accordingly.

Selling Shareholders, page 16

18.   We note your response to our prior comment #26. The number of shares being sold by selling stockholders does not appear to total 122,500. The summation of total shares being registered in the table on page 17 and 18 totals 123,400, not 122,500. Please advise.

Board of Directors and Executive Officers, page 20

Directors, page 20

19.   We note your response to our prior comment #29 and your additional disclosure on Mr. Hong's qualifications. Item 401(e) of Regulation S-K requires a discussion of specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Hong should serve as a director. Please revise your disclosure to accordingly.

20.   With respect to Yana Ventures Philanthropy Group, please describe what "individual spiritual level" education and development entails.

Description of Business, page 23

21.   We note your response to our prior comment #32 and reissue that comment. You disclose that you and USChina Channel have similar business operations. Please provide detailed disclosure regarding your plans to resolve any conflict of interest matters between you and USChina Channel. Additionally, please provide detailed disclosure regarding Mr. Andrew Chien who is a related party of you and is also Chairman of USChina Channel.

Company History, page 23

22.   We note your response to our prior comment #33 and reissue it in part. Please disclose the material provisions of the Business Operating Agreement.

Why Spin-off, page 24

23.   We note your response to our prior comment #34 and reissue it in part. Please
        provide more detailed disclosure regarding the first of the four advantages to the spin-
        off that you disclose on page 19. Also, please briefly explain what "fiducially duty"
        means.

Our Strategy, page 25

24.   We note your response to our prior comment #38 but are reissuing it in part. Please
        describe Mr. Hong's business experience related to providing business consulting
        services to small and medium sized private companies in Taiwan, specifically as it
        relates to taking such companies public in the U.S. or Canada.

25.   Your revised disclosure appears to indicate that you may hire USChina Channel Inc.
        to help your clients prepare SEC filings. Please provide additional disclosure
        regarding the work that you intend to have USChina Channel Inc. perform for your
        clients.

26.   You state that you will "allocate several accredited investors for every project or help
        them to apply bank loans." The meaning of this sentence is unclear. Please revise.

Target Market, page 22

27.   We note your response to our prior comment 42 and reissue that comment. Please
        briefly discuss the effect of existing or probable governmental regulations on your
        business. For example only, you state that you may require local business licenses to
        perform your services. Please describe these licenses and the procedures you would
        need to engage in to obtain such licenses.

28.   Please remove your statement that you do not need any special license or regulatory
        requirements in the US other than the issuance of a CIK number from the SEC. A
        CIK number is not indicative of regulatory clearance or regulatory approval. A CIK
        number is merely a public number assigned to an entity that submits a filing with the
        SEC.

Revenue Stream, page 29

29.   You state that as soon as you get your first customer you will generate positive cash
        flow for your operations since you require down payment in cash. Please revise your
        prospectus to remove this statement or tell us your basis for this statement. You also
        state that you estimate that every project will operate "about or over one thousand and
        five hundred of hours of our time." Please revise to clearly explain what this phrase
        means.

Management's Discussion and Analysis or Plan of Operations, page 30

30.   Please briefly describe what it means to "allocate" customers.

31.   Please provide more detailed disclosure regarding the $20,000 in expenses related to sponsor fees for investing forums. For example, please describe what the "investing forum" entails and how you intend to participate in it.

32.   Please provide us with your basis for your belief that you will be able to obtain $30,000 from other sources of equity funding. Please additionally provide details regarding your plans to raise $30,000 in the next twelve months and any other plans you have to access capital.

33.   We have reviewed your response to comment number 46. Please provide additional information regarding your proposed accounting treatment for the interest-free loan to be received from your President including the appropriate GAAP references relied upon. Your response should describe how the company plans on initially recording the funds received and any subsequent accounting entries anticipated to be made, including recording of imputed interest.

34.   We note you have recently obtained equity from Cathay United Bank of Taiwan with an amount up to $200,000. Please tell us whether this equity is for USChina Taiwan, Inc. or for Mr. Hong and not on behalf of the company. If the equity is for the company, please tell us when the transaction occurred, whether the company has issued common stock and the amount issued, the amount of cash received or to be received, and your accounting for this transaction. In addition, please tell us what consideration you gave to including disclosure related to this equity transaction in a subsequent events footnote.

Results of Operations for Period Ending December 31, 2009, page 32

35.   We note your response to comment 48. We are unclear as to how you have accounted for the issuance of $1,225 as of December 31, 2009 and how this amount relates to the administrative expenses you have incurred during the first quarter 2010. Please provide additional information to help us understand the transaction and the basis of your accounting.

Financial Statements

General

36.   We note your response to prior comment 50. As of December 31, 2009, shares in USChina Taiwan, Inc. were not issued and outstanding, as you note that the issuance of common stock, based on the subscription agreement between USChina Taiwan, Inc. and USChina Channel, Inc., occurred in March 2010. We also note the

remaining 122,500 shares, which are being registered in this registration statement, were also issued in March 2010. Please tell us your basis for present such shares as outstanding as of December 31, 2009 given their issuance in March 2010.

2. Summary of Significant Accounting Policies, page 41

Fair Value of Financial Instruments, page 42

37.   Based on your added disclosure regarding the fair value hierarchy, Level 3 inputs are *un*observable inputs for an asset or liability valued at fair value. Please update your disclosure to reflect this. Refer to FASB ASC 820-10-35.

Exhibit 23.1

38.   We note your response to prior comment 53 and the inclusion of the required consent from your independent accountants. The consent received from your independent accountants should consent to the inclusion of their report contained in the registration statement. Please advise your auditor to correct the consent and amend your registration statement to include the corrected consent.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel